UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 18, 2013

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On September 18, 2013, McDonald's Corporation issued an Investor Release announcing that on the same day the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*
    99   Investor Release of McDonald's Corporation issued September 18, 2013:
                McDonald's Raises Quarterly Cash Dividend by 5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: September 18, 2013

By: /s/ Denise A. Horne
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Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued September 18, 2013: McDonald's Raises Quarterly Cash Dividend by 5%

Exhibit 99



Investor Release

<u>**FOR IMMEDIATE RELEASE**</u>

09/18/2013

<u>**FOR MORE INFORMATION CONTACT:**</u>

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

<u>McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 5%</u>

- **Quarterly cash dividend increases 5% to $0.81 per share - the equivalent of $3.24 annually**

OAK BROOK, IL - On September 18, 2013, McDonald's Board of Directors declared a quarterly cash dividend of $0.81 per share of common stock payable on December 16, 2013, to shareholders of record at the close of business on December 2, 2013. This represents a 5% increase over the Company's previous quarterly dividend and brings the fourth quarter dividend payout to more than $800 million.

McDonald's President and CEO Don Thompson said, "Today's announced dividend increase brings our 2013 expected total cash return to shareholders to between $4.5 and $5.0 billion through dividends and share repurchases."

Mr. Thompson continued, "McDonald's commitment to enhancing the customer experience - from our menu and operations to our value and convenience - continues to move us closer to becoming our customers' favorite place and way to eat and drink. Our philosophy on the use of capital remains unchanged with our first priority being to reinvest in our business to drive sales and cash flow, while generating strong returns. After these investment opportunities, we expect to return all of our free cash flow to shareholders over the long-term through dividends and share repurchases. Today's dividend increase demonstrates the continued strength and sustainability of our cash flow and our commitment to enhancing shareholder value."

McDonald's has raised its dividend each and every year since paying its first dividend in 1976. The new quarterly dividend of $0.81 per share is equivalent to $3.24 annually.

Upcoming Communications

McDonald's tentatively plans to release third quarter results before the market opens on October 21, 2013 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global food service retailer with over 34,500 locations serving more than 69 million customers in more than 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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